82-4504

ROCK RESOURCES INC.
(the "Company")

04 FEB 7:21

News Release – NOVEMBER 30TH QUARTERLY FILED
January 29, 2004

Management reports the Company has filed its November 30, 2003 Quarterly Report with SEDAR. Extracts follow:

SUPPL

Stock Options: There are no outstanding stock options.

Profit and Loss: The loss for the quarter was $133,998 (previous year second quarter loss was $220,193).

Subsequent Events:

On December 8 2003, management reported the satisfactory completion and filing of the settlement of $436,651.88 of debt for the issue of 1,164,405 new post consolidated common shares at a post consolidated discounted price of thirty-seven point five cents per share, subject to TSX Venture Exchange (Exchange) acceptance. Included in the debts are $70,000 ($22,500 by Directors) of loans made to the Company for which the Company has agreed, subject to Exchange acceptance, to pay a bonus in the form of post consolidated shares equal to 20% of the loan principle. Also included are debts due to Directors, or companies controlled by directors, totaling $96,190.45 including the directors loans of $22,500. Also management reported that the Company had filed for the Company's Share Capital to be consolidated on the basis of ten old common shares for one new common share and that the Company had filed for the Company's Name to be changed to **"Adroit Resources Inc."**, all subject to Exchange acceptance.

On January 21, 2004, management reported that the private placement for gross proceeds of up to C$262,500 announced on November 25, 2003 had been oversubscribed, and has accordingly been increased by C$37,500. The private placement will now result in the issue of 800,000 Units at C$0.375 per Unit giving gross proceeds of C$300,000. Each Unit will be comprised of one post consolidation common share and one Share Purchase Warrant which will entitle the holder to purchase one additional post consolidated share for C$0.50 per share until December 31, 2004 and thereafter for C$0.75 until December 31, 2005. C$62,500 of the private placement will be eligible for flow through tax benefits. The proceeds from this financing will be used for general working capital, current obligations and the development of mineral properties. The private placement, as amended, remains subject to regulatory approval. Commissions will be payable in connection with this private placement, in accordance with the policies of the TSX Venture Exchange.

On behalf of the Board of Directors

"Graeme Rowland"

Graeme Rowland
Chairman & President

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities of the corporation have not been and will not be registered under the U.S. Securities Act, 1933, as amended, and subject to certain exemptions may not be offered or sold in the United States or to U.S. persons. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite #610 – 1111 Melville Street, Vancouver, BC V6E 3V6
Tel: (604) 688-3304 - Fax: (604) 682-6038
E-mail: info@rockresources.com - Web Site: www.rockresources.com

dw 2/9

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES

1. **Reporting Issuer:** **Rock Resources Inc.**
Suite #610 – 1111 Melville Street
Vancouver, B.C.
V6E 3V6

2. **Date of Material Change:** January 29, 2004

3. **Press Release:**
A news release dated January 29, 2004, delivered to Stockwatch and Market News.

4. **Summary of Material Change:**

Management reports the Company has filed its November 30, 2003 Quarterly Reports with SEDAR.

5. **Full Description of Material Change:** See attached news release dated January 29, 2004.

6. **Reliance on Section 85(2) of the Act:** N/A

7. **Omitted Information:** Nil

8. **Senior Officer Contact:**

Graeme Rowland, Chairman and President

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 29 January, 2004.

(signed "Graeme Rowland")

Graeme Rowland
Chairman & President

ROCK RESOURCES INC.
(the "Company")

News Release – NOVEMBER 30TH QUARTERLY FILED
January 29, 2004

Management reports the Company has filed its November 30, 2003 Quarterly Report with SEDAR. Extracts follow:

Stock Options: There are no outstanding stock options.

Profit and Loss: The loss for the quarter was $133,998 (previous year second quarter loss was $220,193).

Subsequent Events:

On December 8 2003, management reported the satisfactory completion and filing of the settlement of $436,651.88 of debt for the issue of 1,164,405 new post consolidated common shares at a post consolidated discounted price of thirty-seven point five cents per share, subject to TSX Venture Exchange (Exchange) acceptance. Included in the debts are $70,000 ($22,500 by Directors) of loans made to the Company for which the Company has agreed, subject to Exchange acceptance, to pay a bonus in the form of post consolidated shares equal to 20% of the loan principle. Also included are debts due to Directors, or companies controlled by directors, totaling $96,190.45 including the directors loans of $22,500. Also management reported that the Company had filed for the Company's Share Capital to be consolidated on the basis of ten old common shares for one new common share and that the Company had filed for the Company's Name to be changed to **"Adroit Resources Inc."**, all subject to Exchange acceptance.

On January 21, 2004, management reported that the private placement for gross proceeds of up to C$262,500 announced on November 25, 2003 had been oversubscribed, and has accordingly been increased by C$37,500. The private placement will now result in the issue of 800,000 Units at C$0.375 per Unit giving gross proceeds of C$300,000. Each Unit will be comprised of one post consolidation common share and one Share Purchase Warrant which will entitle the holder to purchase one additional post consolidated share for C$0.50 per share until December 31, 2004 and thereafter for C$0.75 until December 31, 2005. C$62,500 of the private placement will be eligible for flow through tax benefits. The proceeds from this financing will be used for general working capital, current obligations and the development of mineral properties. The private placement, as amended, remains subject to regulatory approval. Commissions will be payable in connection with this private placement, in accordance with the policies of the TSX Venture Exchange.

On behalf of the Board of Directors

"Graeme Rowland"

Graeme Rowland
Chairman & President

Suite #610 – 1111 Melville Street, Vancouver, BC V6E 3V6
Tel: (604) 688-3304 - Fax: (604) 682-6038
E-mail: info@rockresources.com - Web Site: www.rockresources.com